Exhibit 99.6

Glass House Brands Announces its Deconsolidation of its Dual-Use Business and its Application for Uplisting of Shares to NYSE

LONG BEACH, Calif. and TORONTO, June 17, 2026 -- Glass House Brands Inc. (“Glass House” or the “Company”) (CBOE CA: GLAS.A.U) (OTCQX: GLASF) today announced that it has applied to list its subordinate voting shares on the New York Stock Exchange (“NYSE”).

In support of its listing application, the Company and its indirect wholly owned subsidiary, GHB Usub, LLC (“Company Subsidiary”), entered into several agreements to facilitate the deconsolidation of its former indirect wholly owned subsidiary, Glass House Retail, LLC (“GHR”), from the Company segregating the Company’s dual-use cannabis business from its medical cannabis business (the “Deconsolidation Transaction”).

As a result of the Deconsolidation Transaction, Company Subsidiary holds non-voting and non-participating units (the “Non-Voting Units”) in the capital of GHR, which now holds the Company’s former dual-use cannabis business, other than businesses the transfer of which is subject to regulatory approval, which businesses will, automatically and without any action on the part of the Company or any other party, transfer to GHR upon the receipt of regulatory approval.

The voting units of GHR are held by a third-party investor and the Non-Voting Units can only be converted into voting units of GHR following the date that the NYSE permits the listing of companies that consolidate the financial statements of companies that cultivate, distribute or process marijuana (as defined in 21 U.S.C 802) for non-medical uses in the United States.

Further information about the Deconsolidation Transaction may be found on SEDAR+ (www.sedarplus.ca) under the Company’s issuer profile.

About Glass House Brands

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. Whether it be through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). Forward-looking statements reflect current expectations or beliefs regarding future events or Glass House’s future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. All forward-looking statements, including those herein, are qualified by this cautionary statement. Although Glass House believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Glass House’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and in Glass House’s Form 40-F available on EDGAR at www.sec.gov. For more information on Glass House, investors are encouraged to review Glass House’s public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The forward-looking statements and financial outlooks contained in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. Glass House disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

Jon DeCourcey, Vice President of Investor Relations

T: (781) 724 6869

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouseIR@kcsa.com